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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                            AXSYS TECHNOLOGIES, INC.
                    -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    -----------------------------------------
                         (Title of Class of Securities)

                                    054615109
                    -----------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
                    -----------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /X/      Rule 13d-1(b)

         / /      Rule 13d-1(c)

         / /      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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         This Amendment Number 6 is being filed to report that the reporting person has ceased to be the beneficial owner of more than 5% of the Common Stock of Axsys Technologies, Inc.

ITEM 1(a)         Name of Issuer:

                  Axsys Technologies, Inc.


ITEM 1(b)          Address of Issuer's Principal Office:

                  910 Sylvan Avenue, Suite 180
                  Englewood Cliffs, NJ  07632


ITEM 2(a)         Name of Persons Filing:

     (i)      Axsys Technologies, Inc. 401(k) Retirement Plan (the "Plan")

     (ii) Stephen W. Bershad, as Co-Trustee under Axsys Technologies, Inc. 401(k) Retirement Plan

     (iii) Mark J. Bonney, as Co-Trustee under Axsys Technologies, Inc. 401(k) Retirement Plan


ITEM 2(b)         Address of Principal Business Office, or, if none, Residence:

         910 Sylvan Avenue, Suite 180
         Englewood Cliffs, NJ  07632


ITEM 2(c)         Citizenship:

     (i)      Delaware

     (ii)     United States

     (iii)    United States


ITEM 2(d)         Title of Class of Securities:

         Common Stock, par value $.01 per share


ITEM 2(e)         CUSIP Number:

         054615109



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ITEM 3            If this Statement is filed pursuant to Rule 13d-1(b), or
                  13d-2(b) or (c), check whether the person filing is a:

     (a) / /  Broker or dealer registered under Section 15 of the Exchange Act;

     (b) / /  Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange
             Act;

     (d) / / Investment company registered under Section 8 of the Investment Company;

     (e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) /X/ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) / / A parent holding company or a control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Act;

     (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) / /  Group, in accordance with Section 13d-1(b)1(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. / /


ITEM 4   Ownership:

         Not Applicable


ITEM 5   Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
         /X/


ITEM 6   Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable


ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable



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ITEM 8 Identification and Classification of Members of the Group.

         Not Applicable

ITEM 9   Notice of Dissolution of Group.

         Not Applicable


ITEM 10  Certification

         Not Applicable


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2000       AXSYS TECHNOLOGIES, INC. 401(k) RETIREMENT PLAN


                           by: /s/ Stephen W. Bershad
                               --------------------------------------
                               Stephen W. Bershad, as Co-Trustee under
                               Axsys Technologies, Inc. 401(k) Retirement Plan


                           by: /s/ Mark J. Bonney
                               --------------------------------------
                               Mark J. Bonney, as Co-Trustee under
                               Axsys Technologies, Inc. 401(k) Retirement Plan


                               /s/ Stephen W. Bershad
                               --------------------------------------
                               Stephen W. Bershad, as Co-Trustee under
                               Axsys Technologies, Inc. 401(k) Retirement Plan


                               /s/ Mark J. Bonney
                               --------------------------------------
                               Mark J. Bonney, as Co-Trustee under
                               Axsys Technologies, Inc. 401(k) Retirement Plan



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                                  EXHIBIT INDEX

         Exhibit No.                        Description

               99.1                         Joint Filing Agreement






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